UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
(Amendment No. 2)
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus REIT II, Inc.
 (Name of Subject Company)
Lightstone Value Plus REIT II, Inc.
(Name of Person Filing Statement)

Common stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
Executive Vice President and General Counsel
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1,
Lakewood, New Jersey 08701
(732) 367-0129

With a copy to:

Terri Warren Reynolds, Esq.
Vice President and Associate General Counsel
The Lightstone Group
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(848) 240-3949

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of Lightstone Value Plus REIT II, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2023 (the “Schedule 14D-9”) as amended by Amendment No. 1 filed with the SEC on November 28, 2023 (“Amendment No. 1”) relating to the tender offer by West 4 Capital LP (the “Offeror”) to purchase up to 860,000 shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a purchase price equal to $5.51 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 6, 2023 attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the SEC on November 7, 2023.
All information in the Schedule 14D-9 as amended by Amendment No. 1 is incorporated into this Amendment No. 2 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 as amended by Amendment No. 1 remains unchanged.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
The first two paragraph of this section are hereby amended and restated in its entirety to read as follows:
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Director and Executive Compensation,” “Stock Ownership by Directors, Officers and Certain Stockholders,” “Certain Relationships and Related Party Transactions,” in the Company’s Definitive Proxy Statement Pursuant to Schedule 14A, filed with the SEC on October 16, 2023 (the “2023 Proxy Statement”), all of which information is incorporated herein by reference. The 2023 Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
The fourth bullet point under the subsection “The Key Reasons for the Recommendation” is hereby amended and restated in its entirety to read as follows:
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values the Company’s assets and liabilities in connection with the calculation of its most recently published estimated NAV per Share of $10.12, see “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information—NAV and NAV Per Share” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 29, 2023, which is incorporated herein and can be found in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com.
The last bullet point under the subsection “The Key Reasons for the Recommendation” is hereby amended and restated in its entirety to read as follows:
The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares.  In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with 10 business days’ notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Tender Offer price.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

By:	/s/ Seth Molod
	Name:	Seth Molod
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 4, 2023

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated November 28, 2023*
(a)(2)	Text of Email to Financial Advisors*
(g)	Not applicable.

*Previously Filed